 Exhibit 99.1

Agenda of the General Meeting

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT
Hof an der Saale

Invitation to the Ordinary General Meeting — ISIN: DE 0005785802 // Securities Identification Numbers 578 580 —
— ISIN: DE 0005785836 // Securities Identification Numbers 578 583 —
— ISIN: DE 000A0AHS96 // Securities Identification Numbers A0AHS9 —
— ISIN: US 3580291066 // American Depositary Receipts Identification Numbers 879 529 —
— ISIN: US 3580292056 // American Depositary Receipts Identification Numbers 903 780 —

We hereby invite our shareholders to the

Ordinary General Meeting

Agenda

1.	Presentation of the formally approved annual financial statements of Fresenius Medical Care AG and of the approved consolidated financial statements for the fiscal year 2003. Presentation of the management reports for Fresenius Medical Care AG and the Group for the fiscal year 2003. Presentation of the report of the Supervisory Board.

2.	Resolution on appropriation of the distributable profit

The Management Board and the Supervisory Board propose that the distributable profit in the amount of Euro 781,782,493.26 shown in the annual financial statements should be used in the following way:

Dividend payment of Euro 1.02 per each of the 70,000,000 common shares that is entitled to dividend payment	Euro 71,400,000.00
Dividend payment of Euro 1.08 per each of the 26,213,979 preference shares that is entitled to dividend payment	Euro 28,311,097.32
Amount carried forward to new account	Euro 682,071,395.94
Balance sheet profit	Euro 781,782,493.26
The dividend is payable on 28 May 2004.

3.	Resolution to approve the activities of the Management Board during the fiscal year 2003.

The Management Board and the Supervisory Board propose that the approval should be given for the fiscal year 2003. ..

4.	Resolution to approve the activities of the Supervisory Board during the fiscal year 2003.

The Management Board and the Supervisory Board propose that the approval should be given for the fiscal year 2003.

5.	Selection of the auditor for the fiscal year 2004.

The Supervisory Board proposes to elect KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as auditor for the fiscal year 2004.

6.	By-Election of the Supervisory Board.

Dr. Theo Spettmann resigned from the Supervisory Board as of November 10, 2003. In temporary completion of the number of Supervisory Board members according to the Articles of Association, the Register Court of Hof/Saale appointed Dr. Ulf M. Schneider as a member of the Supervisory Board on February 23, 2004 until a new election by the General Meeting.

The Supervisory Board proposes to the General Meeting that:

Dr. Ulf M. Schneider, chairman of the Management Board of Fresenius Aktiengesellschaft, [residence: Frankfurt am Main] should be elected in accordance with Art. 8 (3) of the Articles of Association for the remainder of the period of office of the resigned member.

The composition of the Supervisory Board is composed of six members elected by the General Meeting according to Secs. 96 (1) and 101 (1) AktG [Stock Corporation Act] in conjunction with Art. 8 (1) of the Corporation’s Articles of Association. The General Meeting will not be bound by election nominations.

Dr. Schneider is a member of the following Supervisory Boards formed in accordance with statute: 1. Fresenius Kabi AG (Chairman), effective date July 15, 2003; 2. Eufets AG (Chairman), effective date September 5, 2003.

To be held at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, on Thursday,
May 27, 2004 at 10:00 a.m.

Those shareholders who deposit their shares during normal business hours no later than on Friday, May 21, 2004 with the Corporation, a Notary Public in the Federal Republic of Germany, a securities clearing and depositary bank, or Dresdner Bank AG and its branches, until the close of the General Meeting will be entitled to attend the General Meeting.

In case of deposit with a German Notary Public or a securities clearing and depositary bank, we would like to ask you to submit the certificate to be issued by them to the cash office of the Corporation no later than on the first workday after the deadline for deposit, i.e. by Monday, May 24, 2004.

The shares will be deemed properly deposited if, with the consent of the depositary, the shares are blocked in favor of such depositary at a credit institution until the close of the General Meeting. The shareholder may also exercise his voting right and/or his right of attendance at the General Meeting by a proxy, for example the depositary bank, an association of shareholders or another person of his choice.

As a special service offered to the shareholder, the shareholder can authorize a proxy who will be announced by the Company before the General Meeting. If the shareholder would like to authorize the proxy announced by the Company, he needs an entrance card for the General Meeting. Proxies must be transmitted in text form. The necessary documents and information will be distributed to the shareholder together with the entrance card.Each common share will grant one (1) vote in the General Meeting. The preference shares are non-voting shares.

Counter proposals to a proposal of the Management Board and Supervisory Board on a particular item on the agenda are to be made exclusively two weeks before the date of the General Meeting at the latest, to:

Fresenius Medical Care Aktiengesellschaft
Investor Relations-
Else-Kroner-Stra(beta)e 1
61352 Bad Homburg

Telefax: 06172-609-2301
e-mail:ir-fms@fmc-ag.de

Counter proposals received in time at this address will be made accessible to other shareholders on www.fmc-ag.com without delay. Applications sent to any other address will not be taken into account.

Hof a.d. Saale, April 2004

Fresenius Medical Care Aktiengesellschaft

Exhibit 99.1

The Management Board

Notice to the American Depositary Receipts (ADR-Holders)
regarding the Ordinary General Meeting
— ISIN: US 3580291066 // Securities Identification Number 879 529 — — ISIN: US 3580292056 // Securities Identification Number 903 780 —

If holders of ADRs intend to personally attend the Ordinary General Meeting, they are asked to give the respective orders for the issuance of admission tickets via their depositary banks to the U.S. correspondent banks. In order to guarantee observance of the deposit period pursuant to Art. 15 para. (1) of the Articles of Association, respective orders for the issuance of admission tickets must be received by the U.S. correspondent banks no later than May 13, 2004. Their depositary banks must ensure that their orders will be passed on in a timely manner.

The admission tickets will be issued for shares. Since one ADR represents one third of a share, admission tickets for ADR-holders may be issued only for three (3) ADRs or for integral multiples thereof. ADR-holders holding less than three (3) ADRs will be admitted as guests upon request.

If and to the extent that the ADRs represent preference shares, they carry no voting right in the Ordinary General Meeting.

If and to the extent that the ADRs represent common shares, the holders of ADRs may have the voting rights exercised in the Ordinary General Meeting via their depositary banks, by the Depositary, the JPMorgan Chase Bank. The Depositary will ensure that the voting rights will be exercised in accordance with the instructions given by the ADR-holders. The respective orders must likewise be received by the U.S. correspondent banks on May 14, 2004. In this connection, it must be ensured that the ADRs for common shares will not be confused with the ADRs for preference shares.

Holders of ADRs which represent common shares may exercise the voting right in the Ordinary General Meeting also personally, but only for three (3) ADRs or for integral multiples thereof.

For the remaining fractions of ADRs representing common shares and/or for those ADRs representing preference shares, the voting right may only be exercised in the Ordinary General Meeting via instructions given to the Depositary.

The attention of the depositary banks will be drawn to the publications in the “Wertpapiermitteilungen” [German Securities Business Journal], part 3, of April 17, 2004.

Hof a. d. Saale, April 2004

Fresenius Medical Care Aktiengesellschaft

The Management Board